                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 ______________
                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*

                              American Wagering, Inc.
                 -----------------------------------------------
                                (Name of Issuer)
                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)
                                   030405104
                            ------------------------
                                 (CUSIP Number)
                               December 31, 2001
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule  13d-1(b)
     [ ]  Rule  13d-1(c)
     [X]  Rule  13d-1(d)




     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 030405104      13G     Page 2 of 5 Pages
-------------------      ----    -----------------


1.     NAME  OF  REPORTING  PERSON     Judith L. Salerno

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)  [  ]
       (b)  [  ]

--------------------------------------------------------------------------------

3.     SEC  USE ONLY

--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United  States

--------------------------------------------------------------------------------

                5.     SOLE VOTING POWER           1,447,600
NUMBERS OF             ---------------------------------------------------------
  SHARES
BENEFICIALLY    6.     SHARED VOTING POWER         None
OWNED BY EACH          ---------------------------------------------------------
  REPORTING
 PERSON WITH    7.     SOLE DISPOSITIVE POWER      1,447,600
                       ---------------------------------------------------------

                8.     SHARED DISPOSITIVE POWER    None

--------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,447,600

--------------------------------------------------------------------------------

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       [  ]

--------------------------------------------------------------------------------

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       17.8%

--------------------------------------------------------------------------------

12.    TYPE OF REPORTING PERSON*
       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item  1.

1(a).  Name  of  Issuer:  American  Wagering,  Inc.

1(b).  Address  of  Issuer's  Principal  Executive  Offices:
       675  Grier  Drive,  Las  Vegas,  NV  89119


Item  2.

2(a).  Name  of  Person  Filing:  Judith  L.  Salerno

2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
       675  Grier  Drive,  Las  Vegas,  NV  89119

2(c).  Citizenship:  United  States

2(d).  Title  of  Class  of  Securities:  Common  Stock,  $.01  par  value

2(e).  CUSIP  Number:  030405104


Item  3.  If  this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), Check  Whether  the  Person  Filing  is  a:

          Not  Applicable.


Item  4.       Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount  beneficially  owned:

Judith L. Salerno beneficially owned an aggregate of 1,447,600 shares of the Issuer's Common Stock as of December 31, 2001.

(b)     Percent  of  class:

As of December 31, 2001, Judith L. Salerno beneficially owned 17.8% of the Common Stock.

(c)     Number  of  shares  as  to  which  such  person  has:

     (i) Sole power to vote or to direct the vote: Judith L. Salerno has the sole power to vote or to direct the vote of the 1,447,600 shares of Common Stock beneficially owned by her.

     (ii)    Shared  power  to  vote  or  to  direct  the  vote:  None

     (iii) Sole power to dispose or to direct the disposition of: Judith L. Salerno has the sole power to dispose or to direct the disposition of the 1,447,600 shares of Common Stock beneficially owned by her.

     (iv)    Shared  power  to dispose or to direct the disposition of:  None


Item  5.     Ownership  of  Five  Percent  or  Less  of  a  Class

             Not  Applicable.

Item  6.     Ownership  of  More  than  Five  Percent  on  Behalf of Another
             Person

             Not  Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not  applicable.

Item  8.     Identification  and  Classification  of  Members  of  the  Group

             Not  Applicable.

Item  9.     Notice  of  Dissolution  of  Group

             Not  Applicable.

Item 10.     Certifications

             Not  Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February  8,  2001
                                            ---------------------------
                                           (Date)

                                            /s/  Judith  L.  Salerno
                                            ---------------------------
                                           (Signature)

                                           Judith  L.  Salerno
                                           Director
                                           --------
                                           (Name/Title)


                                     - 5 -